Filed pursuant to Rule 433

Registration No. 333-224307 and

333-224307-01

May 26, 2020

Final Term Sheet

TOTAL CAPITAL INTERNATIONAL

(A wholly-owned subsidiary of TOTAL S.A.)

$2,500,000,000 3.127% Guaranteed Notes Due 2050,

Guaranteed on an unsecured, unsubordinated basis by

TOTAL S.A.

Issuer	Total Capital International
Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TOTAL S.A.
Format	SEC-registered global notes
Title	3.127% Guaranteed Notes Due 2050
Total Initial Principal Amount Being Issued	$2,500,000,000
Issue Price	100.000%
Pricing Date	May 26, 2020
Expected Settlement Date	May 29, 2020 (T+3)
Maturity Date	May 29, 2050, unless earlier redeemed
Day Count	30/360
Day Count Convention	Following, unadjusted
Optional Redemption Terms	Prior to November 29, 2049 (the date that is 6 months prior to the stated maturity of the notes), make-whole call at Treasury Rate plus 30 basis points

On or after November 29, 2049 (the date that is 6 months prior to the stated maturity of the notes), call at par

Tax call at par
Interest Rate	3.127%
Benchmark Treasury	2.000% due February 15, 2050
Benchmark Treasury Price	113-27
Benchmark Treasury Yield	1.427%
Spread to Benchmark Treasury	+ 170bps
Yield to Maturity	3.127%
Date Interest Starts Accruing	May 29, 2020
Interest Payment Dates	Each May 29 and November 29
First Interest Payment Date	November 29, 2020
Regular Record Dates for Interest	Each May 14 and November 14
Trustee	The Bank of New York Mellon
Listing	None
Denominations	$2,000 and increments of $1,000
Expected Ratings of the Notes	Moody’s : Aa3 (Negative) / Standard & Poor’s: A+ (Negative)

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by Total Capital International and TOTAL S.A. and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP/ISIN	89153VAV1 / US89153VAV18
Selling Restrictions	Prohibition of Sales to EEA Retail Investors; France; United Kingdom; Canada; Hong Kong; Japan; Singapore and Switzerland
Joint Book-Running Managers	ANZ Securities, Inc.
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
SMBC Nikko Securities America, Inc.

Changes to Preliminary Prospectus Supplement:

In addition to the pricing information set forth above, the second sentence under “Use of Proceeds” in the Preliminary Prospectus Supplement is deemed replaced with the following:

We intend to use the net proceeds from the sale of the notes for general corporate purposes, including the prepayment of approximately $1.1 billion in borrowings outstanding under our syndicated $6,350 million committed facility (the “Syndicated Committed Facility”). The Syndicated Committed Facility currently bears interest at a rate substantially consistent with the interest rate applicable to USD-denominated short-term indebtedness raised by the Group around the time the Syndicated Committed Facility was entered into in April 2020. The Syndicated Committed Facility matures on April 2, 2021, which we have the option to extend twice by an additional six months each, and the use of proceeds of the borrowings outstanding thereunder is general corporate purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling ANZ Securities collect at 1-212-801-9171, BNP Paribas Securities Corp. collect at 1-212 841-2871, Credit Suisse Securities (USA) LLC toll-free at 1-800-211-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

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